Prospectus Supplement filed pursuant to Rule 424(b)(3)
in connection with Registration Statement No. 333-163380

Prospectus Supplement No. 1 dated March 4, 2015
(to Prospectus dated February 12, 2015)

1,705,000 Shares of Common Stock Issuable upon Exercise of Warrants

2,406 Units Underlying the Underwriter’s Unit Purchase Warrant, 4,812 Shares of Common Stock  Underlying the Underwriter’s Units, 2,406 Warrants Underlying the Underwriter’s Units, and 2,406 Shares of Common Stock Underlying the Warrants in the Underwriter’s Units

This prospectus supplement supplements information contained in that certain prospectus, dated February 12, 2015,  relating to the issuance of up to 1,705,000 shares of our common stock, $0.001 par value per share, issuable upon the exercise of outstanding warrants, at an exercise price of $3.4375 per share, that were issued by us on March 30, 2010, pursuant to a master warrant agreement, dated as of March 30, 2010, or the Warrant Agreement, between us and Onyx Stock Transfer, LLC (now VStock Transfer, LLC). This prospectus also relates to the issuance of the following securities to the underwriter of our initial public offering: (i) the 2,406 Units underlying the underwriter’s Unit purchase warrant, (ii) the 4,812 shares of common stock  underlying the underwriter’s Units, (iii)  the 2,406 warrants underlying the underwriter’s Units, and (iv) the 2,406 shares of common stock underlying the warrants in the underwriter’s Units. The Unit purchase warrant has an exercise price of $7.80 per Unit and the underlying warrants have an exercise price of $3.4375 per share, and all expire on March 24, 2015.

This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the original prospectus.

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Material Information Reported in Current Report on Form 8-K

On March 4, 2015, we filed our Current Report on Form 8-K to disclose multiple strategic business updates.  The material Items set out in the Form 8-K are set forth below.

Item 1.01 Entry into a Material Definitive Agreement.

On March 3, 2015, we entered into a backstop agreement with an existing institutional investor, Manchester Securities Corp., an affiliate of Elliott Associates, L.P., pursuant to which Manchester has agreed to lend us, at our request, up to $4,500,000 less the dollar amount of gross proceeds received by us upon the exercise of warrants to purchase common stock issued in connection with our initial public offering on or before April 30, 2015, provided that the loan may not exceed $3,000,000.  We may access this financing until April 30, 2015.  To access the loan, we must meet customary conditions.

In connection with the backstop financing, we extended to April 30, 2015 the expiration date for our publicly traded warrants for which the resale of the common stock underlying the warrants has not yet been registered, which warrants were issued to bridge investors in 2010 prior to  our initial public offering.  We are providing this extension to allow us time to register the resale of the shares underlying those warrants.

In consideration for the backstop financing, we issued to Manchester a warrant, exercisable for five years, to purchase 200,000 shares of our common stock at a per share exercise price of $7.00, and we extended by one year to March 24, 2016, the expiration date of a warrant that Manchester holds to purchase 390,720 shares of common stock at a per share exercise price of $3.4375.  We also agreed to correct erroneous wording contained in the amended and restated warrant that we issued to Manchester in September 2014 to purchase 500,000 shares of our common stock, which amendment was immaterial and did not affect the terms of the warrant.

Manchester will be prohibited from exercising any of the warrants and the note, if issued, if, as a result of such exercise, it, together with its affiliates, would own more than 9.99% of the total number of shares of our common stock then issued and outstanding.   Manchester may waive the ownership limitation, provided that any such waiver will be effective 61 days after notice is delivered to us.

We also granted Manchester the right for as long as it or its affiliates hold any of our common stock or securities convertible into our common stock the right to appoint up to two members to our Board of Directors and/or to have up to two observers attend Board meetings in a non-voting capacity.

We also entered into a registration rights agreement with Manchester whereby Manchester can demand that we register the shares issuable upon exercise of the new and amended warrants, and shares issuable upon conversion of the note, if issued.

The warrants were issued in a transaction exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(2) thereof.

On March 3, 2015, we retained Evercore Group, L.L.C., as our financial advisor to explore strategic alternatives, in order to accelerate the global development of our product Neutrolin® catheter lock solution and maximize shareholder value.

On March 4, 2015, we issued a press release reporting the transactions described in this Item 1.01 and the other items in this Current Report.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The note, if issued, will be our unsecured senior obligation. The note will bear interest at the rate of 6.0% per annum. The note will have a term of five years.  We may prepay the note beginning one year after its issuance.

 The note and any accrued interest thereon will be convertible at the election of Manchester into shares of our common stock.  The conversion price will be the lower of (i) 80% of the closing price on the day preceding the issuance date of the note, and (ii) 80% of the average of the seven dollar volume-weighted average price immediately prior to the issuance date of the note.  The conversion price will be subject to appropriate adjustment in the event of stock dividends and distributions, stock splits, stock combinations, or reclassifications affecting our common stock.

Manchester will be prohibited from converting the note if, as a result of such conversion, it, together with its affiliates, would beneficially own more than 9.99% of the total number of shares of our common stock then issued and outstanding.  Manchester may waive the ownership limitation, provided that any such waiver will be effective 61 days after notice is delivered to us.

We will report in fuller detail the terms of the note in the event we access the financing and issue the note.

Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

We previously reported that we had received a notice from the NYSE MKT that, based on our Form 10-Q for the quarter ended March 31, 2014, filed on May 15, 2014 with the Securities and Exchange Commission, we did not meet continued listing standards of the NYSE MKT as set forth in Part 10 of the Company Guide.  On Monday, March 2, 2015, the NYSE MKT notified us that we had regained compliance with the NYSE MKT listing requirements because, as of February 26, 2015, we qualified for the market capitalization exception in Section 1003(a) of the NYSE MKT Company Guide.

Item 3.03 Material Modification to Rights of Security Holders.

On March 2, 2015, our Board of Directors approved an extension to April 30, 2015 of the expiration date for our publicly traded warrants for which the resale of the common stock underlying the warrants has not yet been registered, which warrants were issued to bridge investors in 2010 prior to  our initial public offering.  We are providing this extension to allow us time to register the resale of the shares underlying those warrants.

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Investing in our common stock involves a high degree of risk.  See “Risk Factors” beginning on page 6 of the original prospectus.

           Neither the SEC nor any state securities commission has approved or disapproved our securities or determined that this prospectus is truthful or complete.  It is illegal for anyone to tell you otherwise.

The date of this Prospectus Supplement No. 1 is March 4, 2015.